Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Oil Corporation
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 333-155256
Dated February 26, 2009

February 26, 2009
To whom it may concern:

Company name:	Nippon Oil Corporation
Representative:	Shinji Nishio, Representative Director, President
Listing code:	5001 (First Sections of the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange; and Fukuoka Stock Exchange and Sapporo Securities Exchange)
Contact person:	Kyugo Yotsuya, Group Manager, Investor Relations Group, Investor Relations Dept., Corporate Management Division I
Telephone number:	03-3502-1184

In regard to today’s news reports

Today there were news reports about a change in the schedule for the management integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc., however, Nippon Oil Corporation has not made any formal announcement about such a change.

Nippon Oil Corporation acknowledges that there have been discussions with Nippon Mining Holdings, Inc. about the management integration schedule but at this point in time no change to the schedule has been made.

Filings with the U.S. SEC

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer.  The Form F-4 (if filed) will contain a prospectus and other documents.  The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction.  U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer.  The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.